UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2021

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

VIACOM 401(k) PLAN
(Full title of the plan)

PARAMOUNT GLOBAL (fka ViacomCBS Inc.)
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS AND EXHIBIT
SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at September 30, 2021 and December 31, 2020	2

Statement of Changes in Net Assets Available for Benefits for the nine months ended September 30, 2021	3

Notes to Financial Statements	4

All schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Paramount Global Administrative Committee and Plan Participants of
Viacom 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) as of September 30, 2021 and December 31 2020, and the related statement of changes in net assets available for benefits for the nine months ended September 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan as of September 30, 2021 and December 31 2020, and the changes in net assets available for benefits for the nine months ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP
We have served as the Plan’s auditor since 2017.
Melville, NY
March 28, 2022

VIACOM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	September 30,	December 31,
	2021	2020
Assets
Cash	$—	$22
Investments, at fair value	—	1,602,537
Synthetic guaranteed investment contracts, at contract value	—	117,380
Total investments	—	1,719,939

Receivables:
Employee contributions	—	1,218
Employer contributions	—	16,320
Notes receivables from participants	—	10,071
Due from broker for securities sold	—	649
Investment income	—	319
Total receivables	—	28,577
Total assets	—	1,748,516
Liabilities
Accrued expenses	—	589
Due to broker for securities purchased	—	492
Total liabilities	—	1,081
Net assets available for benefits	$—	$1,747,435
See accompanying notes to financial statements.

VIACOM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Nine Months Ended
September 30, 2021
Additions to net assets attributed to:
Investment income:
Dividends	$2,766
Interest	1,525
Net appreciation in investments	177,296

Total investment income	181,587
Interest income on notes receivable from participants	381
Contributions:
Employee	48,567
Employer	27,588
Rollover	8,028
Total contributions	84,183
Total additions	266,151
Deductions from net assets attributed to:
Benefits paid to participants	123,990
Plan expenses	2,264
Total deductions	126,254
Net increase	139,897
Net assets available for benefits, beginning of period	1,747,435
Transfer of assets from this plan	$(1,887,332)
Net assets available for benefits, end of period	$—
See accompanying notes to financial statements.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - PLAN DESCRIPTION
Viacom Inc. (“Viacom”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006. Immediately prior to the effective time of the merger of Viacom with and into CBS Corporation (i.e., December 4, 2019 (the “Effective Time”)) to form ViacomCBS Inc., Viacom transferred sponsorship of the Plan to Viacom International Inc. (“VII”), a wholly-owned subsidiary of Paramount Global (formerly known as ViacomCBS Inc., “Paramount”, or the “Company”). Effective on October 1, 2021, the Plan was merged into the Paramount Global 401(k) Plan (which prior to October 1, 2021 was named the CBS 401(k) Plan and which during the period of October 1, 2021 through February 15, 2022 was named the ViacomCBS 401(k) Plan). Except as otherwise specifically noted, all information in these Notes to Financials Statements reflect the Plan for the period of January 1, 2021 through September 30, 2021, regardless of the use of the present or past tense.

The following is a brief description of the Plan prior to its merger into the Paramount Global 401(k) Plan (“Plan Merger”) and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. The Plan was a defined contribution plan offered to substantially all of the Company’s employees who (i) immediately prior to the Effective Time were employed by Viacom or any of its subsidiaries, and paid through a Viacom or VII payroll system (“Viacom Payroll”), (ii) on or after the Effective Time were hired by the Company or any of its subsidiaries and paid through Viacom Payroll, or (iii) on or after the Effective Time were transferred or reassigned and paid through Viacom Payroll (“Viacom Employees”). The Plan was subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was overseen by the Paramount Global Administrative Committee, formerly known as the ViacomCBS Administrative Committee (the “Administrative Committee”). The Administrative Committee was designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Great-West Trust Company, LLC (“Great-West”) served as trustee pursuant to a Master Trust Agreement dated November 1, 2016 (“the Agreement”). Under the Agreement, Great-West had the power to appoint suitable custodians in its sole discretion. Great-West appointed The Bank of New York Mellon, as the custodian. Great-West Financial Retirement Plan Services, LLC (doing business as Empower Retirement (“Empower”)) was the recordkeeper for the Plan. On April 7, 2020, the Paramount Global Investments Committee, formerly known as the ViacomCBS Investments Committee, appointed State Street Global Advisors Trust Company as an independent fiduciary for the Plan’s Paramount common stock funds.

Transfer of Plan Assets

On September 30, 2021, in connection with the Plan Merger, $1.9 billion was transferred into the Paramount Global 401(k) Plan whose assets are held in trust at Fidelity Management Trust Company (“Fidelity”).
Related Party Transactions
Certain Plan investments were in shares of Paramount Global Class A and Class B Common Stock which was considered a “party-in-interest” as such term is defined in ERISA. As of December 31, 2020, the fair value of these investments was $29.8 million. There were no investments of Company shares as of September 30, 2021. For the nine months ended September 30, 2021, these investments appreciated $5.7 million, which was equal to the net of realized and unrealized gains and losses. During the nine months ended September 30, 2021, the Plan sold shares of Paramount Global Class A and Class B Common Stock for total proceeds of $14.9 million, and purchased shares of Paramount Global Class B Common Stock at a cost of $9.8 million, which included earned dividends of $0.6 million reinvested into the Plan. As a result of the Plan Merger, $30.4 million was transferred to Fidelity.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Eligibility
Prior to the Plan Merger (1) full-time Viacom Employees were eligible to become participants in the Plan following the attainment of age 21 and (2) part-time Viacom Employees were generally eligible to participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts
Each participant’s account was credited with the participant’s contributions, applicable employer contributions, earnings or losses on the participant’s account, net of certain Plan administrative expenses. The benefit to which a participant is entitled is the vested portion of the participant’s account (which, if not distributed prior to the Plan Merger, was transferred to the Paramount Global 401(k) Plan).

Plan participants had the option of investing their contributions and existing account balances among twenty-one investment options. All investments were participant directed. Those investment options included separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Paramount Class B Common Stock. Some plan participants were invested in Paramount Class A Common Stock. The securities held by those investment options are described in greater detail in Note 3.

Contributions
Participants were permitted to contribute up to 50% of annual eligible compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants were also permitted to contribute eligible rollover amounts into the Plan. All eligible employees were deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization took effect on the first available payroll following the 30th day after the employee was sent notification he or she was eligible to participate in the Plan, unless the employee elects not to participate in the Plan or to participate at a different contribution rate. The Plan’s designated default investment was a target retirement date asset allocation fund.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $19,500 for 2021. Compensation considered under the Plan based on Code limits could not exceed $290,000 for 2021. The Code also limited annual aggregate participant and employer contributions to the lesser of $58,000 or 100% of compensation in 2021. In 2021, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.
Each participant who had attained age 50 before the close of the calendar year was eligible to make catch-up contributions if the participant made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $6,500 in 2021.

The employer matching contribution was equal to 100% of the first 1% and 80% of the next 5% of eligible compensation contributed and employer matching contributions were invested according to the participant’s investment elections. Catch-up contributions generally were not treated as matchable contributions. A match true-up contribution may be made at the end of the Plan year to ensure participants receive the full Company match.
For 2021, the Company’s discretionary annual employer profit sharing contribution equaled 1.5% of eligible compensation, which was funded in March 2022 to the Paramount Global 401(k) Plan. Participants were required

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

to be employed on the last business day of the Company’s fiscal year ending on December 31st and meet all other eligibility requirements in order to receive a profit-sharing contribution, if any.

Vesting
Participants in the Plan were immediately vested in their own contributions and earnings thereon. Employer matching and profit sharing contributions (“employer contributions”) vested at 100% after two years of service. Transition rules applied to participants of plans that were merged into the Plan.

Forfeitures
If participants terminated employment prior to being vested in their employer contributions, upon distribution of the vested portion of their accounts, or, if earlier, a five-year break in service, the non-vested portion of their account was forfeited. Forfeitures were used for future employer contributions and/or to pay reasonable administrative expenses. As of December 31, 2020, the Plan had forfeitures, including interest earned on such amounts, of $1.5 million. As of September 30, 2021, the Plan did not have any forfeitures. In 2021, employer contributions of $1.1 million were forfeited, the Plan utilized forfeitures of $.6 million to pay administrative expenses, and $2.0 million was transferred to the Paramount Global 401(k) Plan in connection with the Plan Merger.

Notes receivable from participants
Participants were permitted to request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan was made. The minimum loan available to a participant was $500. The interest rate on participant loans was set at one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan was approved, with principal and interest payable not less than quarterly through payroll deductions.

Only one loan was permitted to be outstanding at any time. Participants were permitted to elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the issuance of the loan. The Plan allowed participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest were allocated in accordance with the participant’s then current investment elections. If a participant ceased to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance was reduced and a benefit payment was recorded.
Included in the Statements of Net Assets Available for Benefits are Notes receivable from participants of $10.1 million as of December 31, 2020, which carried interest rates ranging from 4.25% to 9.5% per annum. There were no Notes receivable from participants as of September 30, 2021.

Distributions and Withdrawals
Earnings on both employee and employer contributions were not subject to income tax until they were distributed or withdrawn from the Plan.
Participants in the Plan, or their beneficiaries, were permitted to receive their vested account balances in a lump sum or in installments in the event of termination of employment, long-term disability or death. In general, participants were required to receive a required minimum distribution (“RMD”) upon attainment of a certain age, unless they were still employed. For individuals who attained age 70 ½ on or before December 31, 2019, that age is 70 ½. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) that age is 72.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

Participants in the Plan were permitted to withdraw certain eligible contributions at any time. Upon attainment of age 59 ½, participants were permitted to withdraw all or part of their vested account. The Plan limited participants to a maximum of two non-hardship withdrawals in each plan year.
The Plan also provided for financial hardship withdrawals, in accordance with applicable sections of the Code. A participant was permitted to obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for financial hardship were met and only to the extent required to relieve such hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, any vested profit-sharing contributions and certain predecessor plan contributions was permitted to be used toward a financial hardship withdrawal. There was no restriction on the number of hardship withdrawals permitted.

When a participant terminated employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon were eligible to be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance was $1,000 or less and the participant did not make an election to roll over the vested balance, it was automatically paid in a single lump sum cash payment and taxes were withheld from the distribution.

In March 2020, the U.S. government passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) to provide expanded access to retirement plan accounts during the coronavirus disease (“COVID-19”) pandemic. The Plan adopted provisions relating to the withdrawal feature made available to individuals impacted by COVID-19. Those withdrawals first became available under the Plan as of April 7, 2020 and were available through December 31, 2020. The CARES Act also granted a one-year waiver for RMDs otherwise payable in 2020, including distributions for Plan participants who turned 70 ½ in 2019 and would ordinarily have received two distributions in 2020 - one in April for 2019 and another by year-end for 2020. The Plan suspended RMDs payable after the CARES Act was enacted.

Plan Expenses
The Plan document permitted Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets were charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting, recordkeeping, trustee and custodian fees, were permitted to be paid by the Plan using forfeitures as described above or were paid by the Company.
Recordkeeping, trustee and custodian fees were permitted to be paid from participant accounts. For 2021, $0.5 million was paid to Empower for plan administration services, which included recordkeeping, trustee and custodian fees.

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments are reported at fair value except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s valuation policies utilized information provided by the investment advisors, custodian, and insurance companies. See Note 4 for discussion of fair value measurements. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiated permitted transactions under the terms of the Plan. See Note 7 for discussion of the fully benefit-responsive investment contracts.

Purchases and sales of securities were recorded on the trade date. The average cost basis was used to determine gains or losses on dispositions of securities.

Interest income was accrued as earned and dividend income was recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation/(depreciation) in the fair value of the Plan’s investments, which includes the gains and losses on investments bought and sold, as well as held, during the year.

Notes Receivable from participants
Notes receivable from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees were recorded as administrative expenses and were expensed when they were incurred. No allowance for credit losses has been recorded as of September 30, 2021 or December 31, 2020.

Payment of Benefits
Benefits were recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates, judgments and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION
Fair Value Measurements and Income Recognition
The FASB provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:
•Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2-Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used during the nine months ended September 30, 2021, and at December 31, 2020.

Common Stocks: Common stocks were reported at fair value based on quoted market prices on national securities exchanges. All common stocks were classified within level 1 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies were stated at the respective fund’s net asset value (“NAV”), which was determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Money Market Funds: Short-term money market obligations were valued at $1.00 per share and were classified within level 2 of the valuation hierarchy.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020. Due to the Plan Merger, there were no investments outstanding as of September 30, 2021. There were no transfers between Level 1 and Level 2 investments in 2021. The Plan had no investments classified within level 3 of the valuation hierarchy.

At December 31, 2020	Level 1	Level 2	Total
Common Stock	$227,265	$—	$227,265
Registered Investment Companies	59,951	—	59,951
Money Market Funds	—	8,044	8,044
Total Investments in fair value hierarchy	$287,216	$8,044	$295,260
Investments measured at net asset value: (b)
Common Collective Funds			1,307,277
Investments, at fair value			$1,602,537
a) Primarily invested in U.S. government securities and U.S. government agency securities.
b) In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
Investments Measured Using the Net Asset Value per Share Practical Expedient
The fair values of investments in common collective funds were determined using the NAV provided by the administrator of the fund. The NAV was determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The common collective funds had no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varied by fund from five to forty-five days. The Plan had no unfunded commitments relating to the common collective funds at September 30, 2021 and December 31, 2020.

NOTE 4 - RISKS AND UNCERTAINTIES
The Plan provided for various investment options that, along with the underlying securities, were exposed to various risks such as market, interest rate, and credit risks. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. In addition, the COVID-19 pandemic continues to impact the macroeconomic environment in the United States and globally. The magnitude of the impact will depend on numerous evolving factors, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions in the aftermath of COVID-19. Because of the uncertain nature of the pandemic, as well as the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.
NOTE 5 - TAX STATUS
On May 14, 2014, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfied the requirements of Section 401(a) of the Code and that the trust thereunder was exempt from federal income taxes under the provisions of Section 501(a) of the Code. Prior to the Plan Merger, the Plan Administrator and the Plan’s counsel believe that the Plan was designed and was operated in compliance with the applicable provisions of the Code.

As of September  30, 2021, there were no uncertain tax positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan was subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax year.
NOTE 6 - PLAN TERMINATION
The Company reserved the right by action of the Paramount Global Board of Directors or Administrative Committee to amend or terminate the Plan provided that such action did not retroactively reduce earned participant benefits. In the event of Plan termination, the participants would have become fully vested.
NOTE 7 - INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Plan held a portfolio of synthetic guaranteed investment contracts (“GICs”). These contracts met the fully benefit-responsive investment contract criteria and therefore were reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

contributions made under each contract, plus earnings, less participant’s withdrawals and administrative expenses. The GICs had a contract value of $117.4 million at December 31, 2020. At September 30, 2021, there were no investment in GICs as a result of the Plan Merger.

The Plan invested in investment contracts through the INVESCO Stable Value Fund (the “Fund”). The Fund invested primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are high quality fixed income securities or investment funds owned by the Fund and held in trust for plan participants. The Fund purchased wrapper contracts from insurance companies or banks. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investments through adjustments to the future interest crediting rate on each contract which is reset on a monthly basis. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, corporate spin-offs, mergers, divestitures, or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. There were no events that limited the ability of the Plan to transact at contract value, including the Plan Merger.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from the contract value. These events may be different under each contract and include, but are not limited to, loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.
NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2020
Net assets available for benefits per the financial statements	$1,747,435
Deemed distribution of participant loans	(221)
Net assets available for benefits per the Form 5500	$1,747,214

VIACOM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Nine Months Ended September 30, 2021
Benefits paid to participants per the financial statements	$123,990
Deemed loan offsets	(228)
Benefits paid to participants per the Form 5500	$123,762
The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Nine Months Ended September 30, 2021
Net increase in net assets available for benefits per the financial statements	$139,897
Deemed loan offsets	228
Deemed distribution of participant loans	(7)
Net income per the Form 5500	$140,118

NOTE 9 - SUBSEQUENT EVENTS
Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: March 28, 2022	By:	/s/ Mark Beatty
Mark Beatty
Member of Administrative Committee

PARAMOUNT GLOBAL

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer